Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
	2017	2016
	(000’s)	(000’s)
Earnings:
Income (loss) from continuing operations attributable to MDC Partners Inc.	$19,180	$(54,937)
Additions:
Income tax expense	17,659	1,180
Net income attributable to the noncontrolling interests	6,588	3,172
Fixed charges, as shown below	64,161	95,444
Distributions received from equity-method investments	—	123
	88,408	99,796
Subtractions:
Equity in earnings of non-consolidated affiliates	1,924	9

Earnings as adjusted	$105,664	$44,850
Fixed charges:
Interest on indebtedness, expensed or capitalized	46,841	73,851
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	2,018	8,736
Interest within rent expense	15,302	12,857
Total fixed charges	$64,161	$95,444
Ratio of earnings to fixed charges	1.65	N/A
Fixed charge deficiency	N/A	$50,471